UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at June 10, 2008

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 10, 2008

Print the name and title of the signing officer under his signature

  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.amarcresources.com

AMARC LAUNCHES BC PROGRAMS TO EXPLORE MAJOR DEPOSIT TARGETS

June 10, 2008, Vancouver, BC - Amarc Resources Ltd. (TSX-V: AHR, OTCBB: AXREF) ("Amarc" or the "Company") announces that it has mobilized field crews for its 2008 exploration programs in central British Columbia with an initial budget of $2.75 million. The programs are designed to determine if several high-priority base and precious metal targets are major mineral deposits. The targets were established by the Company from extensive grass-roots fieldwork conducted during 2007.

Positive results from the Company's 2007 regional exploration programs in the under-explored Sitlika Zinc-Copper Belt have resulted in this area being the main focus of exploration activities in 2008. This belt (see location map) is considered to have significant potential for the discovery of Volcanogenic Massive Sulphide (VMS) deposits. The Sitlika rocks correlate with the Kutcho Creek Formation located 250 kilometres to the north that host the Kutcho Creek VMS deposits. The Kutcho deposits have Proven and Probable Reserves of 17.1Mt @ 1.6% copper, 2.3% zinc, 0.2 g/t gold and 26 g/t silver (Sherwood Copper Corp.). The Sitlika Belt extends for some 226 kilometres from the Endako - Vanderhoof area toward the northwest, through one of the best endowed metal districts in British Columbia. The region is well serviced by infrastructure which crosses topography that is subdued in comparison with other areas of BC.

Amarc acquired 1,600 square kilometres of mineral claims along the Sitlika Belt by staking and option in 2007. During the 2007 field season the Company collected 1,586 stream sediment samples which identified 17 priority areas with multiple zinc and/or copper dominated targets. Follow-up target definition included collection of 7,517 soil samples, geological mapping and 75 line-kilometres of Induced Polarization geophysical surveys. Two outstanding zinc-copper mineral deposit targets have been identified.

The Bodine Project is located in the central part of the Sitlika Belt. Initial reconnaissance by Amarc geologists identified massive to semi-massive sulphide mineralization in outcrop. Channel samples returned encouraging grades of 1.79% and 1.37% copper over 2.9 metres and 2.4 metres, respectively. Geological mapping, 34 line-kilometres of Induced Polarization and Ground Magnetic geophysical surveys and a 5 kilometer by 1.5 kilometer soil grid completed in 2007 further defined the prospective Bodine target. The soil grid delineated a target over an area of 2,000 meters by 700 meters wide with copper concentrations ranging from 75 parts per million (ppm) to 1,747 ppm and zinc concentrations of 150 ppm to 2,102 ppm.

The Aspira Project is located near the southern end of the Sitlika Belt, some 35 kilometres north of the Endako Mine. It is accessed by a network of forestry roads. Reconnaissance stream sediment samples in this area returned anomalous concentrations of zinc, ranging from 200 ppm to 731 ppm and of copper ranging from 75 ppm to 249 ppm, over a strike length of at least 6 kilometres. Follow-up work in 2007 consisted of an 823-sample soil grid extending over an area of 4 square kilometers, which returned high multi-element metal concentrations. An unusually strong, northwest trending, 2 kilometer long soil anomaly was outlined with zinc concentrations ranging from 200 ppm to 8,581 ppm, and associated copper and lead values. The Aspira target is constrained only by the extent of the initial grid sampled and remains open to extension along strike.

An aggressive field campaign has commenced on the Bodine, Aspira and 15 other targets along the Sitlika Belt with the objective of discovering British Columbia's next major mineral deposit.

About Amarc

Amarc Resources Ltd. is a BC-based exploration and development company, focused on the discovery of the next major metal mine in the Province. Amarc is guided by the experienced management and technical staff at Hunter Dickinson Inc., who have enjoyed considerable success in BC through their involvement with the Golden Bear, Mt. Milligan, Kemess, Prosperity, Gibraltar and Harmony deposits. Hunter Dickinson expects to further its B.C. success through Amarc.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the content of this release.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. The Company will be launching updates on its website shortly.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future exploration results, resource potential or developments that Amarc expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

YUKON TERRITORY
BRITISH
COLUMBIA
ALASKA
Dease Lake
Kutcho Creek
Red Chris
Fort Nelson
Kemess
Snip
Eskay Creek
Sitlika
Zinc-Copper
Belt
Stewart
Fort St. John
Dawson Creek
B.C. Moly
Bell
BODINE
Granisle
Mt. Milligan
Mackenzie
Smithers
Prince
Rupert
ASPIRA
Equity
Endako
Prince George
Huckleberry
ALBERTA
Gibraltar
Mt. Polley
Bella Coola
Williams Lake
Prosperity
Golden
Afton
Kamloops
Island Copper
Highland Valley
PACIFIC
OCEAN
Brenda
Britannia
Sullivan
Myra Falls
Vancouver
Similco
Cranbrook
U.S.A.
Victoria
British
Columbia
CANADA
Legend
Mines & Major
Deposits
Road
N
200 km
marc
Resources Ltd.